UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

PETROTEQ ENERGY INC.

(Name of Subject Company)

PETROTEQ ENERGY INC.

(Name of Person(s) Filing Statement)

Ontario, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Common Shares
(Title of Class of Securities)

71678B107
(CUSIP Number of Class of Securities)

Dr. R. Gerald Bailey
Chairman and Interim CEO
Petroteq Energy Inc.
15315 W Magnolia Blvd, Suite 120

Sherman Oaks, California 91403

(800) 979-1897
(Name, address and telephone number of person
authorized to receive notice and communications
on behalf of the person(s) filing statement)

With copies to:

Robbie Grossman	Herbert (Herb) I. Ono
DLA Piper (Canada) LLP	McMillan LLP
1 First Canadian Place, Suite 6000 PO Box 367, 100 King St W Toronto, Ontario Canada M5X 1E2 (416) 365-3500	Royal Centre, Suite 1500 1055 W Georgia St, PO Box 1117 Vancouver, BC Canada V6E 4N7 (604) 689-9111

[ ] Check this box if the filing relates solely to preliminary communications made before the commencement a tender offer.

This Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") relates to the offer (the "Viston Offer") made by by 2869889 Ontario Inc., an Ontario corporation (the "Offeror"), to purchase all of the outstanding common shares of Petroteq Energy Inc. ("Petroteq" or the "Company"). The terms and conditions of the Viston Offer are set forth in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, the "Schedule TO"), filed by the Offeror with the Securities and Exchange Commission on October 25, 2021.  According to the Schedule TO, the Offeror is an indirect, wholly-owned subsidiary of Viston United Swiss AG, a company limited by shares (AG) ("Viston").

In connection with the Viston Offer, the Company's board of directors has prepared a directors' circular (the "Directors' Circular"), dated November 6, 2021. The Directors' Circular, which will be mailed to the Company's shareholders, is filed as exhibit (a)(1)(A) to this Statement and is incorporated by reference into this Statement in its entirety.

Item1. Subject Company Information

Name and Address

The name of the subject company to which this Statement relates is Petroteq Energy Inc., an Ontario corporation. The address of the principal executive offices of the subject company is Suite 120, 15315 West Magnolia Boulevard, Sherman Oaks, California 91403. The business telephone number of the subject company is (800) 979-1897.

Securities

The title of the class of equity securities to which this Statement relates is the Company's common shares, without par value (the "Common Shares"), of which 593,326,548 Common Shares were issued and outstanding on November 5, 2021.

Item 2. Identity and Background of Filing Person

The name, address and telephone number of the Company, which is the person filing this Statement and the subject company, are set forth in Item 1, "Subject Company Information - Name and Address," above. The Company's website is www.petroteq.com. The website and the information on or available through the website are not a part of this Statement, are not incorporated herein by reference, and should not be considered a part of this Statement.

The Viston Offer is described in the letter to Petroteq's shareholders, dated November 6, 2021 (the "Petroteq Letter to Shareholders"), a copy of which is filed as part of the Directors' Circular, and in the Directors' Circular under the headings "Questions and Answers about the Viston Offer," "The Viston Offer" and "How to Withdraw Your Deposited Common Shares."

The Schedule TO states that:

  The Offeror was incorporated under the Ontario Business Corporations Act on September 28, 2021 for the sole purpose of entering into a transaction to acquire 100% of the issued and outstanding Common Shares of Petroteq, and is an indirect, wholly-owned subsidiary of Viston, which is a Swiss company limited by shares (AG) established in 2008 under the laws of Switzerland.

  The Offeror's registered office is located at 100 King Street West, Suite 1600, 1 First Canadian Place, Toronto, Ontario, Canada M5X 1G5.

  The registered and head office of Viston is located at Haggenstreet 9, 9014 St. Gallen, Switzerland.

  The principal executive offices of Viston and the Offeror are located at Haggenstreet 9, 9014 St. Gallen, Switzerland and the telephone number is +49 7136 9918888.

  The sole director and officer of Viston is Mr. Zbigniew Roch.

  Mr. Roch holds all of the issued and outstanding capital stock of Viston.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

The information set forth in the Directors' Circular under the headings "Background to the Viston Offer," "Arrangements Between Viston and the Directors, Officers and Securityholders of Petroteq," "Arrangements between Petroteq and its Directors and Officers" and "Interest of Directors and Officers in Material Transactions With Viston," is incorporated by reference into this Statement.

Item 4. The Solicitation or Recommendation

The current position of the Company's board of directors with respect to the Viston Offer and the reasons for that position are set forth in the Petroteq Letter to Shareholders, and in the Directors' Circular under the headings "Questions and Answers about the Viston Offer" and "Directors Not Making a Recommendation to Shareholders at This Time," which are incorporated by reference into this Statement.

The intentions of the Company's executive officers and directors with respect to the Viston Offer are set forth in the Directors' Circular under the heading "Intention of Directors, Officers and Other Shareholders with Respect to the Viston Offer" which is incorporated by reference into this Statement.

Item 5. Persons/Assets Retained, Employed, Compensated or Used

The identities of all persons or classes of persons that are directly employed, retained or compensated to make recommendations with respect to the Viston Offer are set forth in the Directors' Circular under the headings "Retention of Financial Advisor" and "Other Persons Retained in Connection with the Viston Offer," which are incorporated by reference into this Statement.

Item 6. Interest in Securities of the Subject Company

Except as set forth in the Directors' Circular under the headings "Trading In Securities of Petroteq" and "Issuances of Securities of Petroteq," which are incorporated by reference into this Statement, no transactions in the Common Shares have been effected during the past 60 days by the Company or any subsidiary of the Company with any executive officer, director or affiliate of the Company, and no Common Shares or securities convertible into Common Shares have been issued during the past 60 days to any executive officer, director, affiliate or subsidiary of the Company.

Item 7. Purposes of the Transaction and Plans or Proposals

The information set forth in the Directors' Circular under the heading "Alternatives to the Offer" is incorporated by reference into this Statement.

Item 8. Additional Information to be Furnished

The information set forth in the Directors' Circular under the headings "Other Material Information" and "Errors, Misleading Statements and Breach of Laws by Viston" is incorporated by reference into this Statement.

Item 1011(b) of Regulation M-A is not applicable.

Item 9. Exhibits

Exhibit No.	Description

(a)(1)(A)	Directors' Circular of Petroteq Energy Inc. dated November 6, 2021 (1)

(a)(1)(B)	News Release dated October 27, 2021 (2)

(1) Filed herewith.

(2) Incorporated by reference from Petroteq's Current Report on Form 8-K, as furnished to the SEC on October 28, 2021.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PETROTEQ ENERGY INC.

Dated: November 6, 2021	By:	/s/ R. Gerald Bailey
Dr. R. Gerald Bailey
Chairman and Interim CEO